

November 3, 2010

Mr. Peng Ge
Chief Financial Officer
CNInsure, Inc.
22/F, Yinhai Building No. 299
Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People's Republic of China

      Re: **CNInsure, Inc.**
               Form 20-F for the Year Ended December 31, 2009
               Filed on May 7, 2010
               File No. 001-33768

Dear Mr. Ge:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
(19) Share-based Compensation
2007 Options, page F-36

1. You disclose that upon voluntary surrender by option holders you canceled options to purchase an aggregate of 30,804,500 shares in December 2008 and recognized RMB 29,634 for the remaining unamortized expenses in connection with the cancellation. You also issued options to purchase 32,000,000 shares to your employees and directors in November 2008. Please tell us if you accounted for the cancellation of

the 30,804,500 shares as a cancellation or a modification and reference the authoritative literature supporting your accounting treatment. Please revise your disclosures to clarify your accounting policy for the cancellation and modification of options to purchase shares.

Item 15. Controls and Procedures, page 96

2. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

- Please describe the process you used to determine whether internal control over financial reporting effectively considered controls to address financial reporting risks that are relevant to all locations where you have operations.

- If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

- If you maintain your books and records in accordance with US GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with US GAAP.

- If you do not maintain your books and records in accordance with US GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to US GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Who is involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of US GAAP and SEC rules and regulations. Without identifying people by name, for each person, please tell us:

- what role he or she takes in preparing your financial statements;
- what relevant education and ongoing training he or she has had relating to US GAAP;

- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with US GAAP.

If you retain an accounting firm or an organization to prepare your financial statements, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

If you retain individuals who are not your employees to prepare your financial statements, without providing us with their names, please tell us:

- why you believe they are qualified to prepare your financial statements;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant